

February 1, 2007

Mr. Stephen P. Krill
Treasurer, The Dewey Electronics Corporation
27 Muller Rd
Oakland, NJ 07436

Re: **The Dewey Electronics Corporation**
               Form 10-K for the fiscal year ended June 30, 2006
               File No. 0-2892

Dear Mr. Krill:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1. Business and Summary of Significant Accounting Policies
A. Revenue Recognition, page 29

1. We note that you recognize revenue under defense contracts using the percentage of completion method of accounting. Please provide us the following additional information regarding the revenue recognition policies in your Electronics segment:
   - Provide us a summary of the material terms and provisions of your contract to provide 2kW generators to the US Army and other Department of Defense agencies;
   - Explain to us how you recognize revenue under this contract and tell us the accounting literature you are relying on;
   - If you recognize revenue under this contract using the percentage of completion method of accounting, explain to us how you estimate total revenue and total contract costs, particularly in light of your disclosure that this contract is an indefinite delivery, indefinite quantity contract;
   - Explain to us when "contract costs and related estimated profits in excess of billings" are expected to be billed and paid based on current contract provisions; and
   - Tell us when and how you recognize revenue related to replacement parts and other short-term business contracts.

I. Capitalized Development Costs, page 30

2. We note that you have $703,799 of capitalized development costs on your balance sheet at June 30, 2006 and 2005 and at September 30, 2006. Please tell us what accounting literature you are relying on to capitalize these costs. Please tell us: the specific nature of the costs; when they were incurred; why they were incurred; and how they will be recovered. We note that you regularly assess this asset for impairment. Please explain to us the specific factors you consider in assessing this asset for impairment and explain to us why, how and when you believe this asset will be recovered.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief